SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                SCHEDULE 13D
                             Amendment Number 3
                   Under the Securities Exchange Act of 1934

                    Transportacion Maritima Mexicana SA de CV
                                 (Name of Issuer)

                                     ADRs
                         (Title of Class of Securities)

                                   893868208
                                 (CUSIP Number)

                               Arthur Goetchius
       300 Park Avenue, 21st Fl., New York, NY 10022 (212) 755-9395
              (Name, address and telephone number of person
               authorized to receive notices and communications)

                               February 6, 1998
           (Date of event which requires filing of this statement)


                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                  Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                  NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 18 page


13D
CUSIP No. 893868208
------------------------------------------------------------------------------
    (1)  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
                            EGS Associates, L.P.
------------------------------------------------------------------------------
    (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                   (a)  [ ]
                                   (b)  [X]
------------------------------------------------------------------------------
    (3)  SEC USE ONLY
------------------------------------------------------------------------------
    (4)  SOURCE OF FUNDS **
                                    WC
------------------------------------------------------------------------------
    (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          [ ]
------------------------------------------------------------------------------
    (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                             -0-
------------------------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                     253,810
------------------------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                           0
------------------------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                             253,810
------------------------------------------------------------------------------
               (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
                     BY EACH REPORTING PERSON
                                                 253,810
------------------------------------------------------------------------------
               (12)  CHECK BOX IF THE AGGREGATE AMOUNT
                     IN ROW (11) EXCLUDES CERTAIN SHARES **     [ ]
------------------------------------------------------------------------------
               (13)  PERCENT OF CLASS REPRESENTED
                     BY AMOUNT IN ROW (11)
                                                 1.79%
------------------------------------------------------------------------------
               (14)  TYPE OF REPORTING PERSON **
                                                 PN
------------------------------------------------------------------------------
                       ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                                   Page 2 of 18 pages


13D
CUSIP No. 893868208
------------------------------------------------------------------------------
               (1)  NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON
                                   EGS Partners, L.L.C.
------------------------------------------------------------------------------
               (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                   (a)  [ ]
                                    (b)  [X]
------------------------------------------------------------------------------
               (3)  SEC USE ONLY
------------------------------------------------------------------------------
               (4)  SOURCE OF FUNDS **
                                    AF
------------------------------------------------------------------------------
               (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     [ ]
------------------------------------------------------------------------------
               (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                   Delaware
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                           -0-
------------------------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                      872,225
------------------------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                           -0-
------------------------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                            877,410
------------------------------------------------------------------------------
               (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
                     BY EACH REPORTING PERSON
                                                877,410
------------------------------------------------------------------------------
               (12)  CHECK BOX IF THE AGGREGATE AMOUNT
                     IN ROW (11) EXCLUDES CERTAIN SHARES **       [ ]
------------------------------------------------------------------------------
               (13)  PERCENT OF CLASS REPRESENTED
                     BY AMOUNT IN ROW (11)
                                                  6.18%
------------------------------------------------------------------------------
               (14)  TYPE OF REPORTING PERSON **
                                                    IA
------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                                   Page 3 of 18 page


13D
CUSIP No. 893868208
------------------------------------------------------------------------
               (1)  NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON
                                   Bev Partners, L.P.
------------------------------------------------------------------------------
               (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                            (a)  [ ]
                                            (b)  [X]
------------------------------------------------------------------------------
               (3)  SEC USE ONLY
------------------------------------------------------------------------------
               (4)  SOURCE OF FUNDS **
                                    WC
------------------------------------------------------------------------------
               (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        [ ]
------------------------------------------------------------------------------
               (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                   Delaware
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                         -0-
------------------------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                              126,180
------------------------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                            -0-
------------------------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                  126,180
------------------------------------------------------------------------------
               (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
                     BY EACH REPORTING PERSON
                                                  126,180
------------------------------------------------------------------------------
               (12)  CHECK BOX IF THE AGGREGATE AMOUNT
                     IN ROW (11) EXCLUDES CERTAIN SHARES **       [ ]
------------------------------------------------------------------------------
               (13)  PERCENT OF CLASS REPRESENTED
                     BY AMOUNT IN ROW (11)
                                                     .89%
------------------------------------------------------------------------------
               (14)  TYPE OF REPORTING PERSON **
                                                  PN
------------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                                   Page 4 of 18 page


13D
CUSIP No. 893868208
------------------------------------------------------------------------------
  (1)  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO.
       OF ABOVE PERSON
                         Jonas Partners, L.P.
------------------------------------------------------------------------------
  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                  (a)  [ ]
                                  (b)  [X]
------------------------------------------------------------------------------
  (3)  SEC USE ONLY
------------------------------------------------------------------------------
  (4)  SOURCE OF FUNDS **
                                    WC
------------------------------------------------------------------------------
  (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
------------------------------------------------------------------------------
  (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                   Delaware
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                          -0-
------------------------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                      15,000
------------------------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                         -0-
------------------------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                  15,000
------------------------------------------------------------------------------
               (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
                      BY EACH REPORTING PERSON
                                                  15,000
------------------------------------------------------------------------------
               (12)  CHECK BOX IF THE AGGREGATE AMOUNT
                     IN ROW (11) EXCLUDES CERTAIN SHARES **        [ ]
------------------------------------------------------------------------------
               (13)  PERCENT OF CLASS REPRESENTED
                     BY AMOUNT IN ROW (11)
                                                  .11%
------------------------------------------------------------------------------
                (14)  TYPE OF REPORTING PERSON **
                                                  PN
------------------------------------------------------------------------------
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                                  Page 5 of 18 page


13D
CUSIP No. 893868208
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         William Ehrman
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                          (a)  [ ]
                                          (b)  [X]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                     AF
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 [ ]
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                -0-
------------------------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                  1,267,215
------------------------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                  -0-
------------------------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        1,272,400
------------------------------------------------------------------------------
               (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
                     BY EACH REPORTING PERSON
                                        1,272,400
------------------------------------------------------------------------------
               (12)  CHECK BOX IF THE AGGREGATE AMOUNT
                     IN ROW (11) EXCLUDES CERTAIN SHARES **      [ ]
------------------------------------------------------------------------------
               (13)  PERCENT OF CLASS REPRESENTED
                     BY AMOUNT IN ROW (11)
                                        8.96%
------------------------------------------------------------------------------
               (14)  TYPE OF REPORTING PERSON **
                                        IN
------------------------------------------------------------------------------
                ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                                  Page 6 of 18 page


13D
CUSIP No. 893868208
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         Frederic Greenberg
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                           (a)  [ ]
                           (b)  [X]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                          AF
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                     -0-
------------------------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                 1,267,215
------------------------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                               -0-
------------------------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        1,272,400
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        1,272,400
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **              [ ]
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        8.96%
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
                                        IN
------------------------------------------------------------------------------
                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                              Page 7 of 18 page


13D
CUSIP No. 893868208
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         Frederick Ketcher
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                          (a)  [ ]
                          (b)  [X]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                          AF
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                               -0-
------------------------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                  1,267,215
------------------------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                               -0-
------------------------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        1,272,400
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        1,272,400
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **             [ ]
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        8.96%
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
                                        IN
------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                                Page 8 of 18 pages


13D
CUSIP No. 893868208
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         Jonas Gerstl
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                         (a)  [ ]
                         (b)  [X]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                          AF
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                               -0-
------------------------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                               1,267,215
------------------------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                 -0-
------------------------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        1,272,400
------------------------------------------------------------------------------
               (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
                    BY EACH REPORTING PERSON
                                        1,272,400
------------------------------------------------------------------------------
               (12) CHECK BOX IF THE AGGREGATE AMOUNT
                    IN ROW (11) EXCLUDES CERTAIN SHARES **     [ ]
------------------------------------------------------------------------------
               (13) PERCENT OF CLASS REPRESENTED
                    BY AMOUNT IN ROW (11)
                                        8.96%
------------------------------------------------------------------------------
               (14)  TYPE OF REPORTING PERSON **
                                        IN
------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                              Page 9 of 18 page


13D
CUSIP No. 893868208
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         James McLaren
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                      (a)  [ ]
                                      (b)  [X]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                          AF
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          [ ]
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                    -0-
------------------------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                 1,267,215
------------------------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                      -0-
------------------------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        1,272,400
------------------------------------------------------------------------------
               (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
                    BY EACH REPORTING PERSON
                                        1,272,400
------------------------------------------------------------------------------
               (12) CHECK BOX IF THE AGGREGATE AMOUNT
                    IN ROW (11) EXCLUDES CERTAIN SHARES **       [ ]
------------------------------------------------------------------------------
               (13) PERCENT OF CLASS REPRESENTED
                    BY AMOUNT IN ROW (11)
                                        8.96%
------------------------------------------------------------------------------
               (14)  TYPE OF REPORTING PERSON **
                                        IN
------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                            Page 10 of 18 page


13D
CUSIP No. 893868208
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         William Lautman
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                         (a)  [ ]
                         (b)  [X]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                          AF
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                   -0-
------------------------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                              1,267,215
------------------------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                 -0-
------------------------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        1,272,400
------------------------------------------------------------------------------
               (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
                    BY EACH REPORTING PERSON
                                        1,272,400
------------------------------------------------------------------------------
               (12) CHECK BOX IF THE AGGREGATE AMOUNT
                    IN ROW (11) EXCLUDES CERTAIN SHARES **       [ ]
------------------------------------------------------------------------------
               (13) PERCENT OF CLASS REPRESENTED
                    BY AMOUNT IN ROW (11)
                                        8.96%
------------------------------------------------------------------------------
               (14)  TYPE OF REPORTING PERSON **
                                        IN
------------------------------------------------------------------------------
                       ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                                Page 11 of 18 page


          The Schedule 13D, initially filed on October 1, 1997, of (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), (iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"), (iv) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"), (v) William Ehrman, (vi) Frederic Greenberg, (vii) Frederick Ketcher, (viii) Jonas Gerstl, (ix) James McLaren and (x) William D. Lautman, relating to the American Depository Receipts (the "ADRs") (each ADR representing one Series "L" share of Common Stock) (the "Shares")issued by Transportacion Maritima Mexicana SA de CV (the "Company"), is hereby amended by this Amendment No. 3 to the Schedule 13D as follows:

Item 3 is hereby amended and restated in its entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The net investment cost (including commissions, if any) of the ADRs beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners is approximately $1,828,521, $6,524,635, $924,047, and $107,400,
respectively.

          Messrs. Ehrman, Greenberg, Ketcher, Gerstl, McLaren and Lautman currently own no Shares or ADRs.

          The ADRs purchased by each of EGS Associates, Bev Partners, and Jonas Partners were purchased with the investment capital of the respective entities and with investment capital of each discretionary account under management of EGS Partners.

          The ADRs beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by each discretionary account under its management. Such margin accounts are maintained at NationsBanc Montgomery Securities, Inc. and may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the ADRs purchased. Non-margin accounts are maintained at Bankers Trust Company. Currently, the interest rate charged on such various margin accounts is approximately 8.25% per annum.

Item 5 is hereby amended and restated in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The approximate aggregate percentage of Shares reported beneficially owned by each person herein is based on 14,198,884 Shares outstanding, which is the total number of Shares outstanding as of December 31, 1996, as reflected in the Company's Form 20-F filed with the Securities and Exchange Commission for the period ended December 31, 1996 (which is the most recent Form 20-F on file).

                             Page 12 of 18 pages


          As of the close of business on February 6, 1998:

          (i) EGS Associates owns beneficially 253,810 Shares, constituting approximately 1.79% of the Shares outstanding.

          (ii) EGS Partners owns directly no Shares. By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended (the "Act"), EGS Partners may be deemed to own beneficially 877,410 Shares, constituting approximately 6.18% of the Shares outstanding, purchased for discretionary accounts managed by it.

          (iii) Bev Partners owns beneficially 126,180 Shares, constituting less than 1% of the Shares outstanding.

          (iv) Jonas Partners owns 15,000 Shares, constituting less than 1% of the Shares outstanding.

          Messrs. Ehrman, Greenberg, Gerstl, Ketcher, McLaren and Lautman own directly no Shares.

          The Reporting Persons' ownership reported herein is through ownership of related ADRs.

          By reason of the provisions of Rule 13D-3 of the Act, each of the General Partners may be deemed to own the 253,810 shares beneficially owned by EGS Associates, the 877,410 shares beneficially owned by EGS Partners, the 126,180 shares beneficially owned by Bev Partners, and the 15,000 shares beneficially owned by Jonas Partners. When the shares beneficially owned by EGS Associates, EGS Partners, Bev Partners and Jonas Partners are aggregated, they total 1,272,400 Shares, constituting approximately 8.96% of the Shares outstanding.

          (vi) In the aggregate, the Reporting Persons beneficially own a total of 1,272,400 Shares, constituting approximately 8.96% of the Shares outstanding.

          (b) (i) Each of EGS Associates, EGS Partners (with respect to shares held by discretionary accounts), Bev Partners, and Jonas Partners has the power to vote and to dispose of the Shares beneficially owned by it, which power may be exercised by the General Partners. Each of the discretionary accounts is a party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.

          (c) The trading dates, number of ADRs purchased or sold and price per share for all transactions in the ADRs from the 60th day prior to February 6, 1998 until February 6, 1998 by EGS Associates, Bev Partners and EGS Partners are set forth in Schedules A, B and C, respectively, and were all effected on the New York Stock Exchange. During such period, Jonas Partners and Messrs. Ehrman, Greenberg, Ketcher, Gerstl, McLaren and Lautman did not enter into any transactions in the ADRs.


                             Page 13 of 18 page


          (d) No person other than each respective record owner of ADRs referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such ADRs.


















































                         Page 14 of 18 pages


                                   SIGNATURES


After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:

--------------------------------
Frederic Greenberg, as Attorney-in-Fact
for William Ehrman, individually and as
general partner of each of EGS ASSOCIATES, L.P., BEV PARTNERS, L.P., JONAS PARTNERS,
L.P., and as member
EGS PARTNERS, L.L.C.

---------------------------------
Frederic Greenberg, individually and as
general partner of each of EGS ASSOCIATES, L.P., BEV PARTNERS, L.P., JONAS PARTNERS,
L.P., and as member
EGS PARTNERS, L.L.C.

---------------------------------
Frederick Ketcher, individually and as
general partner of each of EGS ASSOCIATES, L.P., BEV PARTNERS, L.P., JONAS PARTNERS,
L.P., and as member
EGS PARTNERS, L.L.C.

---------------------------------
Jonas Gerstl, individually and as general partner of each of EGS ASSOCIATES, L.P., BEV PARTNERS, L.P., JONAS PARTNERS, L.P., and as member
EGS PARTNERS, L.L.C.

---------------------------------
James McLaren, individually and as general partner of each of
EGS ASSOCIATES, L.P., BEV PARTNERS, L.P.,
JONAS PARTNERS, L.P., and as member EGS
PARTNERS, L.L.C.

---------------------------------
William Lautman, individually and as
general partner of each of EGS ASSOCIATES, L.P., BEV PARTNERS, L.P., JONAS PARTNERS,
L.P., and as member EGS PARTNERS, L.L.C.



                             Page 15 of 18 page


                                    Schedule A
                               EGS Associates, L.P.
                            Transactions in the ADRs

                                                     Price Per Share
  Date of                   Number of                (including
Transaction         Shares Purchased/(Sold)          Commissions, if any)


12/19/97                         18,000                         $7.31
12/29/97                         10,000                         $7.44
1/8/98                            2,500                         $7.12
1/20/98                           5,000                         $7.19
2/6/98                            5,000                         $7.31







































                              Page 16 of 18 page


                                  Schedule B
                              EGS Partners, L.L.C.
                           Transactions in the ADRs

                                                   Price Per Share
 Date of                Number of                  (including
Transaction         Shares Purchased/(Sold)        Commissions, if any)


12/12/97                     15,000                     $6.94
12/15/97                     10,000                     $7.31
12/17/97                      1,000                     $7.25
12/18/97                      9,000                     $7.43
12/23/97                     10,000                     $7.31
12/24/97                      2,000                     $7.30
12/29/97                     10,000                     $7.44
12/31/97                     10,000                     $7.37
1/2/98                       15,000                     $7.50
1/5/98                       10,000                     $7.47
1/7/98                       10,000                     $7.25
1/8/98                       10,000                     $7.12
1/9/98                        9,800                     $7.00
1/12/98                       5,000                     $7.05
1/20/98                      10,000                     $7.19
1/22/98                       5,000                     $6.56
1/23/98                      10,000                     $6.37
1/26/98                       5,000                     $6.50
1/27/98                      12,300                     $6.66
1/30/98                       1,500                     $6.81
2/2/98                       15,000                     $7.12
2/3/98                       15,000                     $7.45
2/4/98                       15,000                     $7.44
2/6/98                        8,000                     $7.42




















                            Page 17 of 18 pages


                                    Schedule C
                                 Bev Partners, L.P.
                              Transactions in the ADRs

                                                     Price Per Share
  Date of                   Number of                  (including
Transaction           Shares Purchased/(Sold)       Commissions, if any)


1/28/98                           5,000                         $6.75











































                                Page 18 of 18 pages